1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

February 25, 2022

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”)
(File No. 333-104972; 811-21339)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of the Impact Class shares of the Government and Prime Portfolios, filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 28, 2021 (“Post-Effective Amendment No. 40”). The Fund responded to the Commission staff’s comments on Post-Effective Amendment No. 40 in a letter dated February 23, 2022 (the “Response Letter”). In a subsequent telephone conversation on February 24, 2022, you communicated the Commission staff’s comments on the Response Letter. The Fund has considered your comments on the Response Letter and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. A summary of the Commission staff’s comments along with the Fund’s responses is set forth below.

COMMENTS TO THE PROSPECTUS

Comment 1.     Please disclose whether shareholders may claim a charitable contribution deduction for income tax purposes as a result of Morgan Stanley Investment Management Inc.’s (the “Adviser”) charitable contributions.

Response 1.     The disclosure has been revised accordingly.

Comment 2.     Please disclose whether the Adviser may, at any time, terminate or otherwise change its contribution obligation and, if so, under what circumstances.

Response 2.     The disclosure has been revised accordingly.

Comment 3.    Please include a link to the location on the Fund’s website where the amount of the Adviser’s contributions will be disclosed.

Response 3.     The disclosure has been revised to include a link to the website on which a link to the Adviser’s charitable contributions will be disclosed.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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